Exhibit 21.1

Subsidiaries of the Registrant(1)

Legal Name	State of Incorporation
Karman Intermediate Corp.	Delaware
Advantage Sales & Marketing Inc.	Delaware
Advantage Sales & Marketing LLC	California
ASM Canada, Inc.	Canada
Advantage Consumer Healthcare LLC	Delaware
Advantage Waypoint LLC	Delaware
In-Store Opportunities, LLC	Delaware
Advantage AMP Inc.	Delaware
Marlin Network LLC	Missouri
Advantage Sales & Marketing Ltd.	Cayman Islands
Advantage Sales & Marketing Limited	England and Wales
ASM Holdings Limited	England and Wales
Advantage Smollan Limited	England and Wales
ASMR Holdings Limited	England and Wales
Resource Experience Limited	England and Wales

(1)	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Advantage Solutions Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the Company’s most recently completed fiscal year.